

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2010

Karen M. Spaun
Senior Vice President and Chief Financial Officer
(Principal Accounting and Financial Officer)
Meadowbrook Insurance Group, Inc.
26255 American Drive,
Southfield, MI 48034

> **Re:** **Meadowbrook Insurance Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 15, 2010**
> **Form 10-Q for the Period Ended March 31, 2010**
> **Filed May 10, 2010**
> **Definitive 14A**
> **Filed April 6, 2010**
> **File No. 001-14094**

Dear Ms. Spaun:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-K for Fiscal Year Ended December 31, 2009

Results of Operations

2009 compared to 2008, page 52

1. You disclose net operating income and accident year loss ratio, two non-GAAP measures. Please provide the disclosures required by Item 10(e) of Regulation S-K.

Fair Value Measurements, page 106

2. You disclose you use an independent pricing service. Please disclose the extent to which, and how, the information is obtained and used in developing the fair value measurements in the consolidated financial statements. Please include the following:

- The nature and amount of assets you valued using broker quotes or prices you obtained from pricing services, along with the classification in the fair value hierarchy;

- The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements;

- Whether, and if so, how and why, you adjusted quotes or prices you obtained from brokers and pricing services;

- The extent to which the brokers or pricing services are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations;

- Whether the broker quotes are binding or non-binding; and

- The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with ASC 820, *Fair Value Measurements and Disclosures*, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.

Form 10-Q for the three months ended March 31, 2010

Note 5- Fair Value Measurements, page 17

3. Please revise your disclosures for assets and liabilities classified as Level 2 and Level 3 to separately indentify the inputs used in determining the fair value of each class of assets or liabilities as required by ASC 820-10-50-2e as amended by ASU 2010-06. Please see ASC 820-10-55-22A for examples of the inputs to be disclosed.

Definitive Proxy Statement on Schedule 14A

General

4. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Compensation Discussion & Analysis, page 16

5. Please revise the section entitled "Annual Bonuses" to provide the following additional information:

    - The actual percentage of target at which the bonus pool was funded.

    - The targeted levels of return on equity, earnings per share, combined ratio, net operating income, gross written and net earned premium, rate and underwriting changes, leverage ratios, investment income and commission revenue.

    - The actual level of each of these financial performance objectives that were achieved by the company.

    - The individual goals that were established for each NEO and the assessment of achievement of each such individual goal by the Committee. To the extent any of these individual goals were quantitative, provide the quantitative targeted levels of performance and compare them to actual levels achieved.

    - The percentage of salary the bonus of each NEO represented as compared to the targeted percentage of salary.

6. Please revise the section entitled "Long Term Incentive Plan Compensation" to disclose the return on equity target and the actual level of return on equity achieved by the company for the two year 2007-2008 performance cycle used to make awards in 2009.

You may contact Tabatha Akins, Staff Accountant (202) 551-3658 or Mary Mast, Senior Staff Accountant at (202) 551-3613 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. Please contact Scot Foley, Attorney Advisor at (202) 551-3383 or Jeffrey Riedler, Assistant Director at (202) with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant